EXHIBIT 12.1

Computation of ratio of earnings to fixed charges

The calculation of the ratio of earnings to fixed charges is included below:

Dollarama Group Holdings L.P.

(dollars in thousands)	Year Ended February 3, 2008	Year Ended February 4, 2007
Earnings:
Earnings before income taxes	$89,171	$72,200
Plus:
Fixed charges	91,285	71,257
Amortization of capitalized interest	—	—
Less: interest capitalized during period	—	—

	$180,456	$143,457
Fixed charges:
Interest (expense or capitalized)	$65,713	$50,498
Estimates portion of rent expense representative of interest	19,232	16,405
Amortization of financing costs	6,340	4,354

	$91,285	$71,257
	2.0 x	2.0 x

Dollarama Group L.P.

(dollars in thousands)	Year Ended February 3, 2008	Year Ended February 4, 2007
Earnings:
Earnings before income taxes	$77,058	$82,036
Plus:
Fixed charges	66,806	67,673
Amortization of capitalized interest	—	—
Less: interest capitalized during period	—	—

	$143,864	$149,709
Fixed charges:
Interest (expense or capitalized)	$43,299	$47,192
Estimates portion of rent expense representative of interest	19,232	16,405
Amortization of financing costs	4,275	4,076

	$66,806	$67,673
Ratio of earnings to fixed charges(1)	2.2 x	2.2 x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents the sum of earnings before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of financing costs, write-off of financing costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense.